Filed by: Fidelity Select Portfolios
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Select Portfolios
SEC File No. 333-157942 and 811-03114

___________________________________________________________________________

<Date>
<Name>
<Address>
<City, State ZIP>

RE: Important information about your Fidelity mutual fund(s).

Dear <Personalized>: This letter is to inform you that as of 4 p.m. Eastern time on or around March 19, 2009, both Select Paper and Forest Products Portfolio and Select Networking and Infrastructure Portfolio will close to new accounts, and purchases will generally be limited to shareholders who have invested prior to this deadline. Because you are a shareholder of one or both of these funds, this will not affect your ability to add to any current position(s).

Why are we closing these funds?

The Board of Trustees has approved submitting merger proposals to shareholders of each fund. Speci.cally, the Board has approved proposals to merge Paper and Forest Products into Select Materials Portfolio and Networking and Infrastructure into Select Communications Equipment Portfolio. A proxy statement will be mailed to each fund's shareholders of record on or around March 23, 2009. Because this is a critical decision for shareholders, we plan to close both funds prior to that date in an effort to give all shareholders of each fund the opportunity to vote.

Why is the Board recommending these mergers?

The proposed merger of Networking and Infrastructure into Communications Equipment would provide Networking and Infrastructure shareholders with a larger portfolio with similar holdings and better historical performance. The proposed merger of Paper and Forest Products into Materials would provide Paper and Forest Products shareholders with a larger portfolio with more diverse holdings and better historical performance. Please note, however, that past performance is no guarantee of future results. In addition, if the mergers are approved, Paper and Forest Products' shareholders are expected to bene.t from a decrease in total expenses of an estimated 25 basis points (0.25% of its average net assets), while Networking and Infrastructure shareholders are expected to bene.t from a decrease in total expenses of an estimated 8 basis points (0.08% of its average net assets), based on data in semiannual report for the period ended August 31, 2008.

Your vote is needed.

We expect to mail proxy materials containing detailed information regarding these merger proposals to shareholders in late March 2009. The funds' Trustees agree that these mergers are in the best interests of shareholders. We ask that you vote to approve your fund's merger proposal at the shareholder meeting scheduled for May.

(continued on the back)

Fidelity Brokerage Services, Member NYSE, SIPC
300 Puritan Way, Malborough, MA 01752

C91112

Please call your Fidelity representative, or 800-544-6666, if you have questions, or for more information on our entire family of mutual funds.
As always, thank you for investing with Fidelity.
Sincerely,

Stephen Gresham
Senior Vice President
Investment Product Management
Fidelity Investments
Fidelity Brokerage Services LLC

The foregoing is not a solicitation of any proxy. For a free copy of the proxy statement describing the merger of Select Paper and Forest Products Portfolio into Select Materials Portfolio and/or the merger of Select Networking and Infrastructure Portfolio into Select Communications Equipment Portfolio (and containing important information about fees, expenses, and risk considerations) and a prospectus for Select Materials Portfolio and/or Select Communications Equipment Portfolio, please call 800-544-3198 after March 23, 2009. The prospectus/proxy statements will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

Because of their narrow focus, sector funds tend to be more volatile than funds that diversify across many sectors and companies.

Before investing, consider the funds' investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus containing this information. Read it carefully.

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